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                                                                    EXHIBIT 99.1

                           IMPORTANT FACTORS REGARDING
                           FORWARD-LOOKING STATEMENTS

The following factors, among others, could cause results to differ materially from those contained in forward-looking statements made in this Report, or in other SEC filings, Annual Reports to Stockholders on Form 10-K, press releases, and oral statements, among others, made by the Company from time to time.

New Product Introductions

The growth of the Company has been, and will continue to be, dependent upon its ability to continue to introduce new products. There can be no assurance that the Company will continue to maintain its present rate of growth, that it will continue to generate new product ideas, or that new products will be successfully introduced.

Reliance on Licensed Products

A substantial factor contributing to the growth in the Company's net sales in the past few years has been its sale of products featuring cartoon characters licensed from other parties, including the use of Winnie the Pooh characters licensed from The Walt Disney Company, and Sesame Street characters licensed from The Children's Television Workshop. These license have fixed terms and limit the type of products that may be sold under the license. There can be no assurance that these licenses will be renewed or that, if renewed, they will result in sales increases in future periods.

Dependence on Consumer Preferences

The continued success of the Company's business depends in part on the continued consumer demand for its juvenile products and the Company's ability to anticipate, gauge, and respond to changing consumer demands for juvenile products in a timely manner. Changes in consumer demand due to frequently-changing consumer tastes, general economic decline, or to less favorable demographic trends related to childbirth, among other factors, could have a material adverse effect on the Company's business. Moreover, the Company could be materially adversely affected by conditions in the retail industry in general, including consolidation and the resulting decline in the number of retailers, and other cyclical economic factors.

Dependence upon Major Customers

The three largest customers of the Company, Wal*Mart, Toys "R" Us, and Target accounted for approximately 26%, 19% and 10%, respectively, of net sales during 1996. A significant reduction of purchases by these customers could have a material adverse effect on the Company's business.

Competition

Competition is intense in the juvenile product markets in which the Company sells its products. The Company competes with a large number of other companies both domestic and foreign, some of which have diversified product lines, well-known brands and financial, distribution and marketing resources substantially greater than those of the Company. The principal competitors for the Company's products are Fisher Price, Playskool, EvenFlo, Playtex, Gerber, Nuk, MAX, Gerry, Century, and Safety 1st. There can be no assurance that the Company will be able to continue to compete effectively in the juvenile products market.

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Reliance on Foreign Manufacturers

The Company does not own or operate its own manufacturing facilities. A number of manufacturers located in the Far East, primarily in China, supply products and product components to the Company. A substantial portion of all of its products sold in 1996 were manufactured in the Far East. The Company is subject to the usual risks of a business involving foreign suppliers, such as currency fluctuations, government regulation of fund transfers, export and import duties, trade limitations imposed by the United States or foreign governments, and political and labor instability. In particular there are a number of trade-related and other issues creating significant friction between the governments of the United States and China, and the imposition of punitive import duties on certain categories of Chinese products has been threatened in the past and may be implemented in the future. Although the Company continues to evaluate alternative sources of supply outside of China, there can be no assurance that the Company will be able to develop alternative sources of supply in a timely and cost-effective manner. In addition, the Company has no long-term manufacturing agreements with its foreign suppliers and competes with other juvenile product companies, including companies that are much larger than the Company, for access to production facilities. Also, the Company, because of its substantial reliance on suppliers in foreign countries, is required to order products further in advance of customer orders than would generally be the case if such products were produced in the United States. The risk of ordering products in this manner is greater during the initial introduction of new products since it is difficult to determine the demand for such products.

Cost and Availability of Certain Materials

Plastic and paperboard are significant cost components of the Company's products and packaging. Because the primary resource used in manufacturing plastic is petroleum, the cost and availability of plastic for use in the Company's products varies to a great extent with the price of petroleum. The inability of the Company's suppliers to acquire sufficient plastic or paperboard at reasonable prices would adversely affect the Company's ability to maintain its profit margins in the short term.

Product Liability Risks

The Company's juvenile products are used for and by small children and infants. The Company carries product liability insurance in amounts which management deems adequate to cover risks associated with such use; however, there can be no assurance that existing or future insurance coverage will be sufficient to cover all product liability risks.

Government Regulations

The Company's products are subject to the provisions of the Federal Consumer Safety Act, the Federal Hazardous Substances Act, the Federal Flammable Fabrics Act, and the Child Safety Protection Act (the "Acts") and the regulations promulgated thereunder. The Acts authorize the Consumer Product Safety Commission (the "CPSC") to protect the public from products which present a substantial risk of injury. The CPSC can require the repurchase or recall by the manufacturer of articles which are found to be defective and impose fines or penalties on the manufacturer. Similar laws exist in some states and cities and in other countries in which the Company markets its products. Any recall of its products could have a material adverse effect on the Company, depending on the particular product.